Exhibit 99.3

GFL ENVIRONMENTAL INC.
(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	Ontario Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

The Manitoba Securities Commission

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Nunavut)

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

DATE:	April 22, 2026

The undersigned, Mindy Gilbert, the duly appointed Executive Vice President and Chief Legal Officer of the Corporation, hereby certifies for and on behalf of the Corporation, and not in her personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the annual and special meeting of the shareholders of the Corporation to be held on May 13, 2026 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

GFL ENVIRONMENTAL INC.

By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
	Title:	Executive Vice President and Chief Legal Officer